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                            July 13, 2022

       Frank Hawley
       Chief Executive Officer
       MHHC Enterprises Inc.
       400 Union ST SE
       STE 200
       Olympia, WA 98501

                                                        Re: MHHC Enterprises
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed July 8, 2022
                                                            File No. 024-11406

       Dear Mr. Hawley:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.





                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance